ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 22, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:	Post-Effective Amendment Number 65 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 29, 2024

Dear Ms. White:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 65 (the “485(a) Amendment”) to the Registration Statement of the Trust on Form N-1A (the “Registration Statement”). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 29, 2024 in connection with the annual update of the Registration Statement for all but one of the series of the Trust (each such series included in the 485(a) Amendment, a “Fund” and, collectively, the “Funds”). The series of the Trust excluded from the 485(a) Amendment and the definition of “Funds” in this letter is Baillie Gifford International All Cap Fund (shares of which are not registered for sale under the Securities Act), which will update its registration statement on POS AMI at the end of April 2024.

On April 15, 2024, the Staff provided comments regarding the 485(a) Amendment by telephone to representatives of Ropes & Gray LLP, counsel to the Trust, and Baillie Gifford Overseas Limited, investment adviser to the Trust. For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 66 to the Trust’s Registration Statement, which is expected to be filed effective April 29, 2024, pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in ~~red strikethrough~~.

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Prospectus

1.	Comment: Given Baillie Gifford Emerging Markets ex China Fund's recent investment exposure to India and Taiwan and related strategy disclosure, consider adding India- and Taiwan-specific risk disclosure.

Response: The Trust has reviewed this comment and respectfully declines to make any substantive changes in response to this comment. The Trust notes that the Fund’s principal risk disclosure includes an Asia-specific risk and that the Fund’s Item 9 risk disclosure contains disclosure discussing risks specific to investment in both India and Taiwan. The disclosures with respect to India were augmented this year in connection with preparing the 485(a) Amendment. As done with India, the Trust will add a “Special Risk Considerations of Investing in Taiwan” sub-heading within the Item 9 “Asia Risk” to highlight Taiwan-specific risk disclosure.

2.	Comment: With respect to Baillie Gifford Emerging Markets ex China Fund, the Staff notes that the Fund’s principal investment strategy disclosure discusses certain environmental, social, and governance (“ESG”) considerations. Please further disclose how ESG factors are integrated into the investment process. Are ESG considerations applied to all investments? Is there a focus on E, S, or G? Does the Fund use external data in its application of ESG factors?

Response: The Trust notes that the referenced disclosure is consistent among the Funds except for some additional disclosure in the case of Baillie Gifford Long Term Global Growth Fund. In response to this question, the Trust has revised disclosure in the “Selected Investment Techniques and Topics—Our Stewardship Approach” section as marked below.

Our Stewardship Approach

Consistent with the long-term investment objective of each Fund, the Manager has adopted a set of guidelines, called “Our Stewardship Principles and Guidelines,” to, among other things, articulate the stewardship considerations that the Manager applies in evaluating portfolio companies, engaging with management, and voting proxies (the “Guidelines”). The Manager believes that a company selected for a Fund’s portfolio is unlikely to be financially sustainable in the long run if the portfolio managers believe that its approach to business is fundamentally out of line with changing societal expectations.

In connection with assessing the ability of a company to sustain financial growth over the long term, the Manager looks beyond current financial performance, undertaking proprietary research to build up an in-depth knowledge of an individual company and a view on their long-term prospects. This includes the consideration of a range of factors which the Manager believes are likely to affect the financial condition or operating performance of a holding or a portfolio, with a positive or negative impact on long-term investment returns. As part of the Manager’s assessment of such factors, and consistent with the Manager’s long-term investment outlook, the portfolio managers typically integrate considerations of the environmental, social, and/or governance (“ESG”) characteristics of potential and current portfolio holdings that the portfolio managers view as material to managing investment risks and maximizing capital appreciation. Such

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considerations can include the portfolio managers’ evaluation of companies’ sustainable business practices, corporate culture and/or stewardship, in each case taken in context of the longer-term investment risks of a Fund and outlook of the Manager. In connection with ESG evaluations, the portfolio managers commonly use a variety of information sources, from company reports and meetings to third-party research and insights generated by academic partners and industry experts. The portfolio managers also have access to various third-party data tools, including ESG data sources. However, the Manager is not bound by any third-party data and does not use third-party data providers to categorically exclude or restrict investments for ESG purposes.

Each Fund and each portfolio management team may take a different approach to reach the goal of properly assessing and incorporating factors under the Guidelines into its investment process. Unless specifically noted in a Fund’s principal investment strategy, ESG factors are evaluated on a case-by-case basis, and no individual factor (such as “E” or “S” or “G”) or set of factors consistently or categorically receives elevated consideration. The relevance and materiality of ESG considerations in a Fund’s process will differ from strategy to strategy, from sector to sector, from issuer to issuer, and from portfolio manager to portfolio manager, and, in some cases (such as where the Manager lacks relevant ESG data or the portfolio managers do not deem such factors material to their investment thesis as to particular issues), ESG considerations are not assessed universally across all actual and potential holdings of a Fund. Given the flexible nature of the Guidelines and the inherent subjectivity of investment decision making, there can be no assurance that this process will result either in superior investment returns, or in a positive outcome for the environment or society.

3.	Comment: Please consider adding the specific reference to exposure to Japan in the Baillie Gifford International Alpha Fund’s strategy disclosure that existed in last year’s registration statement given the Fund’s allocation to Japan as of December 31, 2023.

Response: The Trust will add the referenced disclosure.

4.	Comment: With respect to the “New and Smaller-Sized Funds Risk” included in Baillie Gifford International Concentrated Growth Equities Fund’s principal risks, please consider removing the reference to “New.”

Response: The Trust respectfully declines to make any changes in response to this comment. The Trust notes that the referenced risk disclosure is included both for Funds that are new and for Funds that have a relatively smaller asset base and that the disclosure itself applies to both new and smaller funds given the overlap in risks between new and smaller funds. In the case of Baillie Gifford International Concentrated Growth Equities Fund, the Fund is no longer newly organized, though it does remain small enough to warrant association with “New and Smaller-Sized Funds Risk.”

5.	Comment: In the principal investment strategies of Baillie Gifford Long Term Global Growth Fund, the Fund explains that “the portfolio managers generally seek to invest the Fund’s assets in companies that they believe are “climate-fit” for the future, which are companies that take

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appropriate steps (in the view of and as determined by the portfolio managers) to [. . .] (ii) integrate the related challenges into business strategies [. . .].” Please clarify the meaning of romanette ii.

Response: The Trust has revised the referenced disclosure as marked below.

[. .. .] With respect to the consideration of a company’s environmental characteristics, the portfolio managers believe that the possibility of climate-related disruptions and the related transition to a low-carbon economy present opportunities for, and specific risks relevant to, the Fund’s holdings. As a result, the portfolio managers generally seek to invest the Fund’s assets in companies that they believe are “climate-fit” for the future, which are companies that take appropriate steps (in the view of and as determined by the portfolio managers) to (i) reduce their direct and indirect greenhouse gas emissions (i.e., pursue “net zero” carbon emission ambitions or targets), (ii) integrate the related challenges into business strategies (i.e., the company undertakes steps to understand and manage the related technological, market and environmental changes confronting its business), and/or (iii) provide robust disclosure on climate change and other significant environmental issues so that investors can better assess the related investment risks and opportunities to such company. However, the portfolio managers do not employ categorical restrictions or exclusions in assessing a company’s climate-fitness. [. . .]

General

6.	Comment: To the extent events in the Middle East may pose a material risk to a Fund’s investments, please consider adding related disclosure.

Response: The Trust has reviewed this comment and respectfully declines to make any changes in response to this comment.

*           *           *           *           *

Please feel free to contact me at 617-951-7149 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew G. Lawson

Andrew G. Lawson

cc:         Gareth Griffiths, Baillie Gifford Overseas Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.

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